The table below reflects Wells Fargo & Co.'s percentage ownership of XAI CLO & Income Opportunities Fund Class I shares as of each month-end in which the number of shares Wells Fargo & Co owned changed. The ownership percentage is calculated based on the total outstanding shares of both Class A and Class I shares issued by the Fund as of each month-end. Class A and Class I shares constitute the same voting class of equity securities and have equal voting rights with respect to matters affecting the Fund as a whole, including the election of directors.

Date	Security	Shares Owned	OCTIX Shares Outstanding	OCTAX Shares Outstanding	Total Shares Outstanding	Percentage of Ownership
11/30/2024	XAI CLO & Income Opportunities Fund Class I	247,000	340,180	0	340,180	72.6%
12/31/2024	XAI CLO & Income Opportunities Fund Class I	330,135	602,866	62,857	665,723	49.6%
1/31/2025	XAI CLO & Income Opportunities Fund Class I	339,997	809,382	63,258	872,640	39.0%
4/30/2025	XAI CLO & Income Opportunities Fund Class I	460,190	967,267	220,822	1,188,089	38.7%
5/30/2025	XAI CLO & Income Opportunities Fund Class I	475,609	1,004,958	229,241	1,234,199	38.5%
6/30/2025	XAI CLO & Income Opportunities Fund Class I	882,795	1,413,960	229,427	1,643,387	53.7%
8/31/2026	XAI CLO & Income Opportunities Fund Class I	826,345	1,452,922	441,251	1,894,173	43.6%